Exhibit 99.3

FORBES MEDI-TECH INC.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET	Security Class	123
SAMPLETOWN SS X9X 9X9
	Holder Account Number
	C1234567890	X X X

Form of Proxy - Annual General and Special Meeting to be held on August 16, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM, Pacific Time, on August 12, 2010.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Internet

• Go to the following web site: www.investorvote.com

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER      123456789012345

MR SAM SAMPLE	C1234567890
	XXX	123

Appointment of Proxyholder

I/We, being holder(s) of Forbes Medi-Tech Inc. hereby appoint: David Goold, or failing him, Charles A. Butt,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of shareholders of Forbes Medi-Tech Inc. to be held at the offices of McCarthy Tétrault LLP, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, on August 16, 2010 at 10:00 AM Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.    Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Charles A. Butt	☐	☐	02. Joe Dunne	☐	☐	03. Nitin Kaushal	☐	☐

04. Greg Anderson	☐	☐

	For	Withhold

2. Appointment of Auditors	☐	☐
Appointment of KPMG, LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

3. Approval of the Asset Sale – “BE IT RESOLVED, as a special resolution that:	For	Against
(i) The asset purchase agreement dated July 9, 2010 between MHT, LLC and the Company, as may be amended from time to time (the “Asset Purchase Agreement”), the actions of the board of directors of the Company in approving the Asset Purchase Agreement, the actions of the directors and officers of the Company in executing and delivering the Asset Purchase Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby, confirmed, ratified, authorized and approved.	☐	☐
(ii) The sale by the Company of all or substantially all of the assets of the Company (the “Asset Sale”) at a price not less than the Purchase Price (as such term is defined in the Asset Purchase Agreement) be and is hereby approved
(iii) Any director or officer of the Company be and is hereby authorized, for and on behalf of, and in the name of, the Company, to execute and deliver any agreements, documents and instruments and take any such action as such director or officer may determine to be necessary or desirable to complete the Asset Sale or otherwise implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such agreements, documents or instruments and the taking of any such action.
(iv) The directors of the Company may decide in their sole discretion to abandon the Asset Sale without further action by the shareholders of the Company.”

4. Approval of Liquidation – BE IT RESOLVED, as a special resolution that:
(i) The Company be and is hereby authorized to proceed with a liquidation pursuant to Section 319 of the Business Corporations Act (British Columbia) (the “Liquidation”), which liquidation shall commence at a time to be determined by the Company but, in any event, by no later than September 28, 2010.	☐	☐
(ii) Any director or officer of the Company be and is hereby authorized, for and on behalf of, and in the name of, the Company, to execute and deliver any documents and instruments and take any such action as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such action.
(iii) The directors of the Company may decide in their sole discretion to abandon the Liquidation without further action by the shareholders of the Company.”

5. Approval of Liquidator – BE IT RESOLVED, as an ordinary resolution that:
(i) The Company be and is hereby authorized to appoint Abakhan & Associates Inc. as liquidator (the “Liquidator”) of the Company pursuant to Section 319(2) of the Business Corporations Act (British Columbia) (the “Business Corporations Act”), to hold all assets and liabilities of the Company and distribute all assets of the Company once the Company has satisfied all claims and liabilities in accordance with the Company’s plan of liquidation, which appointment shall become effective and commence on the commencement of the liquidation of the Company.	☐	☐
(ii) The directors of the Company are hereby authorized to set the Liquidator’s remuneration pursuant to Section 319(2) of the Business Corporations Act.
(iii) Any director or officer of the Company be and is hereby authorized, for and on behalf of, and in the name of, the Company, to execute and deliver any documents and instruments and take any such action as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such action.
(iv) The directors of the Company may decide in their sole discretion not to proceed with the appointment of the Liquidator without further action by the shareholders of the Company.

6. Approval of Name Change
BE IT RESOLVED, as a special resolution that:	☐	☐
(i) The Articles of the Company be amended to change the name of the Company to “FMI Holdings Ltd.” or such other name as may be acceptable to the board of directors of the Company and the British Columbia Registrar of Companies.
(ii) Any director or officer of the Company be and is hereby authorized, for and on behalf of, and in the name of, the Company, to execute and deliver any documents and instruments and take any such action as such director or officer may determine to be necessary or desirable to give effect to the name change contemplated by this special resolution, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such action.
(iii)The directors of the Company may decide in their sole discretion to abandon the name change contemplated by this special resolution without further action by the shareholders of the Company

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

999999999999	034099	AR4	FOEQ